82-2244

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)



03029555

Notice – Collection and U[...]: the administration and enfor[...] information will be made pul[...] company except to any of th[...] authority in any jurisdiction(s[...] [...]tion required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of [...]ation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required [...] the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or [...]d representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory [...]ddress(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DD MM YY): 13 06 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HARDIN

GIVEN NAMES: CLAY

NO. STREET APT: 12155 DEARBORN PLACE

CITY: POWAY

PROV: CALIFORNIA POSTAL CODE: 92064

BUSINESS TELEPHONE NUMBER: 858-668-1808 EXT

BUSINESS FAX NUMBER: 858-513-3760

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	147,000	18	08	03	51	175,000	0	0.36	☐	322,000	1	
STOCK OPTIONS	605,000	18	08	03	51		175,000	0.36	☐	430,000	1	

dlw 8/27

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): CLAY HARDIN SIGNATURE: [signature]

DATE OF THIS REPORT (DD MM YY): 18 08 03

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of reporting Issuer

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data

Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider

Provide your name, address and business telephone number.

BOX 4 Jurisdiction

Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- A designation of class of securities held
- D present balance of class of securities held
- E nature of ownership (see List of Codes)
- F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F:

A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

C Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General

Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing

Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accՈs B l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accՈs B l'information du Qu9bec (1-888-528-7741)

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 13 MM 06 YY 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ATALLAH

GIVEN NAMES: ALBERT

NO. 12155 STREET DEARBORN PLACE APT

CITY: POWAY

PROV: CALIFORNIA POSTAL CODE: 92064

BUSINESS TELEPHONE NUMBER: 858-668-2515 EXT

BUSINESS FAX NUMBER: 858 513 3760

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	97,500								☐	97,500	I	
STOCK OPTIONS	605,000	18	08	03	52		150,000	0.36	☐	455,000	I	
									☐			
									☐			
									☐			
									☐			
									☐			
									☐			
									☐			

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ALBERT W. ATALLAH

SIGNATURE:



DATE OF THIS REPORT: DD 18 MM 08 YY 03

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
A designation of class of securities held
D present balance of class of securities held
E nature of ownership (see List of Codes)
F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F:
A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
C Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General

Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accĤs B l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accĤs B l'information du Qu9bec (1-888-528-7741)

FORM 55-102F6
INSIDER REPORT

(See Instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 16 MM 06 YY 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MITCHELL

GIVEN NAMES: JACK

NO. / STREET / APT: AVENIDA SAMUEL LEWIS, EDIFICO LA RONDA, 7A

CITY: PANAMA

PROV: PANAMA

POSTAL CODE:

BUSINESS TELEPHONE NUMBER: 507-618-0507 EXT

BUSINESS FAX NUMBER: 507-269-2688

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	15,482								☐	15,482	2	CORINNE MITCHELL
Common	15,481								☐	15,481	2	AMY MITCHELL
Common	15,481								☐	15,481	2	WILLIAM MITCHELL
Common	320,750	18	08	03	51	395,365		0.310	☐	716,115	1	
STOCK OPTIONS	1172,910	18	08	03	51		395,365	0.310	☐	777,545	1	
Common	161,000								☐	161,000	2	INVERIONES SAN GABRIEL
									☐			
									☐			
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JACK MITCHELL

SIGNATURE: Jack R Mitchell

DATE OF THIS REPORT: DD 18 MM 08 YY 03

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of reporting Issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
A designation of class of securities held
D present balance of class of securities held
E nature of ownership (see List of Codes)
F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F:
A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
C Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General	
Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accПs В l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accПs В l'information du Qu9bec (1-888-528-7741)